EXHIBIT 12.3

Consolidated Balance Sheets of Paramount Energy Trust as at March 31, 2003 and December 31, 2002, and Consolidated Statements of Earnings and Retained Earnings and Cash Flows of Paramount Energy Trust for the three month period ending March 31, 2003 and 2002.

Paramount Energy Trust
Consolidated Balance Sheets

	March 31, 2003	December 31, 2002
	(unaudited)	(audited)

($ thousands)
Assets
Current Assets
Accounts Receivable	$32,402	$16,012
Capital Assets (Note 3)	269,015	252,048

	$301,417	$268,060

Liabilities
Current Liabilities
Accounts Payable and Accrued Liabilities	$23,914	$19,306
Distributions Payable	32,900	—
Bank and Other Debt (Note 4)	60,633	2,123

	117,447	21,429

Provision for Future Site restoration and Abandonment Costs	7,511	7,111
Unitholders’ Equity
Trust Units (Note 5)	199,381	—
Net Book Value Adjustment (Note 3)	(45,131)	1,317
Net Investment of Paramount Resources Ltd. in Properties	—	238,203
Retained Earnings	22,209	—

	176,459	239,520

	$301,417	$268,060

Basis of Presentation: Note 1 and Note 2
Subsequent Events: Note 8

Approved by the Board of Directors of Paramount Energy Operating
Corp. as agent for the Trustee, Computershare Trust Company of Canada.

“John W. Peltier”	“Susan L. Riddell Rose”
Director	Director

Paramount Energy Trust
Consolidated Statements of Earnings and Retained Earnings

Three month period ended March 31 (unaudited)	2003	2002

($ thousands except per unit amounts)
Revenue
Natural Gas	$62,104	$21,778
Royalties	(14,195)	(3,647)

	47,909	18,131

Expenses
Operating	8,559	10,594
Dry Hole	—	218
Geological and Geophysical	23	367
Lease Rentals	322	606
General and Administrative	766	975
Interest	451	—
Future Site Restoration and Abandonment	400	221
Depletion and Depreciation	10,972	12,528

	21,493	25,509

Earnings (Loss) before Income Taxes	26,416	(7,378)
Income Taxes
Current	—	(2,951)

Net Earnings (Loss)	26,416	(4,427)
Retained Earnings at Beginning of Period	238,203	282,815
Reduction in Net Investment on Restructuring (Notes 1 and 2)	(209,510)	—
Distributions Paid or Payable in Period	(32,900)	—

Retained Earnings at End of Period	$22,209	$278,388

Earnings (loss) Per Trust Unit (Note 2(d))
– Basic	$(0.67)	$(0.11)
– Diluted	$(0.65)	$(0.11)

Paramount Energy Trust
Consolidated Statements of Cash Flows

Three month period ended March 31 (unaudited)	2003	2002
($ thousands)
Cash Provided By (Used For)
Operating Activities
Net Earnings (Loss)	$26,416	$(4,427)
Items not Involving Cash
Depletion and Depreciation	10,972	12,528
Future Site Restoration and Abandonment	400	221
Item not associated with Operations
Dry Hole	—	218
Geological and Geophysical	23	367

Funds Flow from Operations	37,811	8,907
Change in Non-Cash Working Capital	(11,782)	1,114

	26,029	10,021

Financing Activities
Issue of Trust Units	201,130	—
Distributions to Unitholders	(32,900)	—
Trust Unit Issue Costs	(1,749)	—
Change in Bank and Other Debt	58,510	—
Change in Non-Cash Working Capital	32,900	—

	257,891	—

Funds Available for Investment	283,920	10,021

Investing Activities
Dry Hole	—	(218)
Geological and Geophysical	(23)	(367)
Acquisition of Properties	(269,210)	—
Exploration and Development Expenditures	(14,687)	(9,436)

	$(283,920)	$(10,021)

PARAMOUNT ENERGY TRUST
Notes to Consolidated Financial Statements
(dollar amounts in Cdn$ except as noted)

1.	Paramount Energy Trust:

Paramount Energy Trust (“PET” or the “Trust”) is an unincorporated trust formed under the laws of the Province of Alberta pursuant to a trust indenture dated June 28, 2002, as amended, and whose trustee is Computershare Trust Company of Canada. The beneficiaries of PET are the holders of the Trust Units of PET (the “Unitholders”). PET was established for the purposes of issuing Trust Units and acquiring and holding royalties and other investments. The consolidated financial statements of PET consist of 100 percent ownership of Paramount Energy Operating Corp. (the “Administrator”) and the 100 percent ownership of the beneficial interests of Paramount Operating Trust (“POT”). PET utilizes a calendar fiscal year for financial reporting purposes.

The Administrator was incorporated primarily to act as trustee of POT. As trustee of POT, the Administrator will hold legal title to the properties and assets of POT on behalf of and for the benefit of POT and will administer, manage and operate the oil and gas business of POT. In addition, the Administrator will provide certain management and administrative services for PET and its trustee pursuant to a delegation of power and authority to it under the PET indenture.

The issuance of a receipt for a prospectus was made by Canadian regulatory authorities on January 29, 2003 and by regulators in the United States on February 3, 2003. Subsequent to the issuance of these receipts, PET, POT, the Administrator and Paramount Resources Ltd. (“PRL”) completed a series of transactions pursuant to which PET, on a consolidated basis, acquired oil and gas properties and related assets with an estimated value of approximately $301,000,000 from PRL. PET raised equity of approximately $150,000,000 from the exercise of rights and obtained bank financing of approximately $100,000,000, as follows:

•	On February 3, 2003, PRL, effective July 1, 2002, sold its interest in certain assets (the “Initial Assets”) to POT for consideration consisting of a promissory note in PRL’s favour of $81,000,000. Interest on the $81,000,000 purchase price accrued at a rate of 6.5% per annum. At that time a secured guarantee was given by both POT and PET in respect of $20,000,000 of PRL’s indebtedness to PRL’s lenders. At the same time PRL and POT executed the Take-Up Agreement which required PRL to sell and POT to purchase 100 percent of PRL’s interest in certain additional assets (the “Additional Assets”). The purchase price was $220,000,000. POT paid a $5,000,000 deposit on the purchase price of these assets through the issuance of a non-interest bearing promissory note;

•	POT, effective July 1, 2002, granted to PET a royalty of 99 percent of the net revenue less permitted deductions with respect to debt payments, capital expenditures and certain other amounts from the Canadian resource properties comprised in the Initial Assets and all after-acquired Canadian resource properties of POT including the Additional Assets described below (the “Royalty”) in exchange for consideration consisting of $64,152,000 to be paid in accordance with an agreement between POT, PET and PRL whereby PET issued and delivered to PRL a first promissory note in the amount of $30,000,000 and a second promissory note in the amount of $34,152,000. The first promissory note carried annual interest equal to the prime rate of a major Canadian chartered bank from time to time plus 1.875%. This payment reduced the amount of indebtedness that POT owes to PRL to approximately $16,848,000 which was represented by a promissory note that carried annual interest from the date of issue equal to the prime rate of a major Canadian chartered bank from time to time plus 1.875%. PET granted a security interest to PRL in PET’s assets as security for its indebtedness under the first promissory note and POT

PARAMOUNT ENERGY TRUST
Notes to Consolidated Financial Statements
(dollar amounts in Cdn$ except as noted)

granted a guarantee to PRL for such indebtedness and granted PRL a security interest over its assets for the guarantee.

•	PET issued 6,636,045 Trust Units to PRL in full repayment of the indebtedness under the second promissory note;

•	PET purchased from PRL the remaining $16,848,000 indebtedness owed by POT to PRL in exchange for the issuance and delivery to PRL of an additional 3,273,721 Trust Units;

•	PRL did, on February 4, 2003, by way of a dividend, distribute all of the PET Trust Units held by PRL, being all 9,909,767 Trust Units, to the holders of PRL common shares;

•	PET issued to each of the holders of the Trust Units distributed by PRL, three rights to subscribe for additional PET Trust Units. Each right entitled the holder to purchase one additional PET Trust Unit at a subscription price of $5.05 per Trust Unit. On March 11, 2003, PRL did, effective July 1, 2002, sell to POT 100 percent of PRL’s interest in the Additional Assets for an aggregate consideration of $220,000,000. This was funded by the exercise and payment of 100 percent of the rights granted, resulting in proceeds of $150,129,475 (before issue costs). These funds together with bank financing of $100,000,000 were also used to repay the $30,000,000 promissory note to PRL and to complete the acquisition of the Additional Assets.

2.	Basis of Presentation and Accounting Policies:

The accompanying consolidated balance sheet of PET as at March 31, 2003 and the consolidated statements of earnings and retained earnings and cash flows of PET for the three month period ended March 31, 2003 have been prepared by management of the Administrator (as agent for the trustee of PET) on behalf of PET in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Prior to the asset acquisitions on February 3, and March 11, 2003 described in Note 1, the consolidated financial statements include the operations and results of the northeast Alberta properties of Paramount Resources Ltd which were acquired by the Trust on those dates. The consolidated financial statements have been prepared on a continuity of interests basis which recognizes the Trust as the successor entity to PRL’s northeast Alberta core area of operations as the Trust acquired substantially all of PRL’s natural gas assets in that region. Certain of PRL’s properties in northeast Alberta were not acquired by the Trust and the results of such properties have been excluded from these consolidated financial statements. While the amounts applicable to PRL’s northeast Alberta properties for certain revenues, royalties, expenses, assets and liabilities could be derived directly from the accounting records of PRL, it was necessary to allocate certain other items between PRL’s core areas. In the opinion of management, the consolidated balance sheet and statements of earnings and retained earnings and cash flows include all adjustments necessary for the fair presentation of the proposed transactions in accordance with Canadian GAAP.

a)	Principles of Consolidation The consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiaries.

b)	Petroleum and Natural Gas Operations PET follows the successful efforts method of accounting for petroleum and natural gas operations. Under this method, PET capitalizes

PARAMOUNT ENERGY TRUST
Notes to Consolidated Financial Statements
(dollar amounts in Cdn$ except as noted)

only those costs that result directly in the discovery of petroleum and natural gas reserves. Exploration expenses, including geological and geophysical costs, lease rentals and exploratory dry hole costs, are charged to earnings as incurred. Leasehold acquisition costs, including costs of drilling and equipping successful wells, are capitalized. The net cost of unproductive wells, abandoned wells and surrendered leases are charged to earnings in the year of abandonment or surrender. Gains or losses are recognized on the disposition of properties and equipment.

Depletion and depreciation of petroleum and natural gas properties including well development expenditures, production equipment, gas plants and gathering systems are provided on the unit-of-production method based on estimated proven recoverable reserves of each producing property or project. Depreciation of other equipment is provided on a declining balance method at rates varying from 20 to 30 percent.

The net amount at which petroleum and natural gas costs on a property or project are carried is subject to a cost-recovery test. An impairment loss should be recognized when the carrying amount of the asset is less than the sum of the expected future cash flows (undiscounted and without interest charges). The amount of the impairment loss is calculated as the difference between the carrying amount and the fair value of the asset where fair value is calculated as the present value of estimated future cash flows. The carrying values of capital assets, including the costs of acquiring proven and probable reserves, are subject to uncertainty associated with the quantity of oil and gas reserves, future production rates, commodity prices and other factors.

Prior to January 1, 2003, the net amount at which petroleum and natural gas costs on a property or project were carried was subject to a different cost-recovery test. Any impairment loss was the difference between the carrying value of the asset and its recoverable amount (undiscounted). This change has been adopted retroactively but had no effect on these consolidated financial statements.

Substantially all of the exploration, development and production activities of the Trust are conducted jointly with others. These financial statements reflect only the Trust’s proportionate interest in such activities.

The Trust’s corporate assets are recorded at cost and are depreciated on a straight line basis at rates ranging from 2.5% - 20%.

c)	Future Site Restoration Costs Estimated future site restoration costs are provided for using the unit of production method based on total proved reserves before royalties. Costs are estimated by the Trust’s engineers based on current regulations, costs, technology and industry standards. The annual charge is included in the calculation of net earnings and removal and site restoration expenditures are charged to the accumulated provision as incurred.

d)	Per Unit Information The Trust uses the treasury stock method where only “in the money” dilutive instruments impact the diluted calculations. In computing diluted earnings and funds flow from operations per unit, no net Units were added to the weighted average number of common shares outstanding during the year ended December 31, 2002 (2001 – nil net units) for the dilutive effect of Unit options. No adjustments were required to reported earnings or funds flow from operations in computing diluted per

PARAMOUNT ENERGY TRUST
Notes to Consolidated Financial Statements
(dollar amounts in Cdn$ except as noted)

unit amounts. A total of nil (2000 – nil) options were excluded from the diluted calculations as they were anti-dilutive. Per Unit amounts for all periods presented have been presented on a pro-forma basis as if the Trust’s Units outstanding at March 31, 2003 were all outstanding for each period shown.

e)	Foreign Currency Translation Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at year end while non-monetary assets and liabilities are translated at historical rates of exchange. Revenues and expenses are translated at monthly average rates of exchange.

f)	Financial Instruments The Trust may periodically enter into derivative financial instrument contracts to manage exposures related to interest rates, foreign currency exchange rates and oil and natural gas prices. Amounts received or paid under interest rate swaps are recognized in interest expense, while settlement amounts on commodity and foreign currency hedge contracts are recognized in earnings as the related production revenues are recorded.

g)	Income Taxes The Trust, and its operating entity POT, are taxable entities under the Income Tax Act (Canada) and are taxable only on income that is not distributed or distributable to the unitholders. As the Trust distributes all of its taxable income to the unitholders pursuant to its Trust Indenture and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income taxes has been made in these consolidated financial statements. The Administrator has no tax balances.

h)	Unit Incentive Plan The Trust has a unit incentive plan as described in note 6. No amount is recorded as an expense when options are issued. Consideration received upon exercise of options is included in share capital.

Effective for fiscal years beginning on or after January 1, 2002, the Trust adopted the recommendations of the CICA on accounting for stock based compensation which apply to new rights granted on or after January 1, 2002. The Trust has elected to measure compensation cost based on the intrinsic value of the award at the date of the grant and recognize that cost over the vesting period. As the exercise price of the rights granted approximates the market price of the trust units at the time of the grant date, no compensation cost has been provided in the statement of income.

The exercise price of the rights granted under the Trust’s unit incentive plan may be reduced in future periods in accordance with the terms of the rights plan. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of property, plant and equipment. Therefore, it is not possible to determine a fair value for the rights granted under the plan.

PARAMOUNT ENERGY TRUST
Notes to Consolidated Financial Statements
(dollar amounts in Cdn$ except as noted)

3.	Capital Assets

Effective July 1, 2002, PET entered into a series of agreements with its then parent Paramount Resources Limited, to acquire certain natural gas properties in northeast Alberta. The purchase price for the initial assets acquired was $81 million funded by way of issue of units and promissory notes. The purchase price for the remaining additional assets was $220 million funded by way of cash received from the issue of Trust Units pursuant to a Rights offering (Note 1) and bank debt (Note 1). As related party transactions, the purchase price of the acquired assets was adjusted to reflect the seller’s net book value of the assets. This resulted in a reduction in the carrying value of natural gas properties of $46.4 million. This amount was recorded as a reduction in Unitholders’ Equity.

On July 1, 2002, PET entered into an agreement with a related party, Summit Resources Limited, to acquire all of the furniture, fixtures and information technology infrastructure located in the Trust’s current office premises. The purchase price for these assets was $2,073,000 and was paid for by way of issue of a promissory note (Note 4). As the transaction was between related parties, the assets acquired were recognized at a value equal to their net book value in the books of the vendor. This resulted in an increase in the carrying value of the assets of $1,317,000 and an equivalent increase in Unitholders Equity.

	March 31,	December 31,
	2003	2002

Petroleum and Natural Gas Properties	$571,910	$497,523
Corporate Assets	2,828	2,828
Adjustment to Net Book Value	(45,131)	1,317

	529,607	501,668
Accumulated Depletion and Depreciation	(260,592)	(249,620)

	$269,015	$252,048

4.	Bank and Other Debt

On February 4, 2003 Paramount Energy Trust issued a promissory note in the amount of $34.2 million in relation to the acquisition of certain assets in Northeast Alberta. Subsequently this promissory note was extinguished through the issue of Trust Units (Note 5).

On February 3, 2003 Paramount Energy Trust issued a promissory note in the amount of $30.0 million in relation to the acquisition of certain assets in Northeast Alberta. Subsequently this promissory note was extinguished through the utilization of bank facilities.

On July 1, 2002, PET issued a promissory note pursuant to the acquisition of assets from Summit Resources Limited (Note 3). This promissory note accrued interest at a rate of prime plus 0.25 percent. The promissory note was repaid in full on February 3, 2003. No interest was paid during the period. All interest accrued on the promissory note was paid at the time the promissory note

PARAMOUNT ENERGY TRUST
Notes to Consolidated Financial Statements
(dollar amounts in Cdn$ except as noted)

was extinguished.

PET has a demand credit facility with a syndicate of Canadian Chartered Banks in the amount of $100 million, with a borrowing base at March 31, 2003 of $100 million. The facility consists of a revolving demand loan of $90 million and a working capital facility of $10 million. The borrowing base increased to $115 million effective April 30, 2003. In addition to amounts outstanding under the facility, PET has outstanding letters of credit in the amount of $1.7 million. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and after acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the facility.

Advances under the facility are made in the form of Banker’s Acceptances (BA), prime rate loans or letters of credit. In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Trust’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the Lenders’ prime rate.

5.	Trust Unit Capital

a)	Authorized

Authorized capital consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units. No Special Voting Units have been issued to date.

b)	Issued and Outstanding

The following is a summary of changes in capital during the period ended March 31, 2003:

	Number
Trust Units	Of Units	Amount

Balance, December 31, 2002	1	$100
Units issued on settlement of Promissory Note	6,636,045	34,152,000
Units issued on settlement of Promissory Note	3,273,721	16,848,000
Units cancelled after declaration of dividend by Paramount Resources Limited	(173)	(874)
Units issued pursuant to Rights Offering	29,728,782	150,130,349
Trust Unit issue costs	—	(1,748,984)

Balance, March 31, 2003	39,638,376	$199,380,591

6.	Unit Incentive Plan

PET has adopted a Unit Incentive Plan which permits the Administrator’s Board of Directors to grant non transferrable rights to purchase Trust Units (“Incentive Rights”) to its and affiliated entities’, employees, officers, directors and other service providers. The purpose of the Unit Incentive Plan is to provide an effective long term incentive to eligible participants and to reward them on the basis of PET’s long term performance and distributions. The Administrator’s Board of

PARAMOUNT ENERGY TRUST
Notes to Consolidated Financial Statements
(dollar amounts in Cdn$ except as noted)

Directors will administer the Unit Incentive Plan and determine participants, numbers of Incentive Rights and terms of vesting. The grant price of the Incentive Rights (the “Grant Price”) shall equal the per Trust Unit closing price on the trading date immediately preceding the date of the grant, unless otherwise permitted. The holder of the Incentive Rights may elect to reduce the strike price of the Incentive Rights (the “Strike Price”), such reduction determined by deducting from the Grant Price the aggregate amounts of all distributions on a per Trust Unit basis that PET pays its unitholders after the date of grant which represent a return of more than 2.5% per quarter on PET’s consolidated net fixed assets on its balance sheet at each calendar quarter end.

The Strike Price will be adjusted on a quarterly basis and in no case may it be reduced to less than $0.001 per Trust Unit.

PET has granted 1,003,000 rights to purchase PET Trust Units to directors, officers and employees of the Administrator.

For purposes of Canadian generally accepted accounting principles, PET will account for the incentive rights granted to employees or directors of PET and its subsidiaries by the settlement method under which no amount will be recorded at the time the incentive rights are granted. Proceeds received on the exercise of the rights will be added to unitholders’ equity.

The incentive rights will only be dilutive to the calculation of income per Trust Unit if the exercise price is below the fair value of the unit.

At March 31, 2003 a total of 3,963,838 units had been reserved under the Unit Incentive Plan. No units reserved under the Unit Incentive Plan had vested. All units had an exercise price of $5.05.

7.	Distributions to Unitholders

Cash distributions to Unitholders declared by the Trust for the period ended March 31, 2003 totalled $0.83 per trust unit. Such distributions were paid to Unitholders on April 15, 2003.

8.	Subsequent events:

(a)	On April 10, 2003 PET announced the acquisition of certain properties from Paramount Resources Ltd. for $19.9 million before closing adjustments.

(b)	On May 7, 2003 PET entered into an underwriting agreement to issue 4,350,000 Trust Units to a syndicate of underwriters at $12.65 per Trust Unit for net proceeds of $52,276,125.

(c)	On June 3, 2003 the Alberta Energy and Utilities Board (“AEUB”) released General Bulletin 2003-16 (“GB 2003-16”), announcing a proposed change in policy respecting gas production from the Wabiskaw and McMurray Formations in the AEUB-defined Athabasca Oil Sands Area. GB 2003-16 provides a description of the policy it proposes to implement, outlines a deadline for written submissions of June 26, 2003 with respect to the proposed policy and provides notification of a two day consultation meeting with interested parties beginning July 3, 2003, at which time the Trust will be afforded 45 minutes to speak to its own submissions and those of other interested parties. PET intends to make submissions as outlined in GB 2003-16. Following these additional consultation steps and consideration of any evidence put forward, the AEUB will issue its new policy.

PARAMOUNT ENERGY TRUST
Notes to Consolidated Financial Statements
(dollar amounts in Cdn$ except as noted)

The proposed policy contemplates the shut-in of all Wabiskaw-McMurray gas production, without benefit of public hearing, within a 5.5 million acre area in Northeastern Alberta. The Trust is at risk of having up to a net 44 MMcf/d of natural gas production affected, representing up to approximately 50 percent of its current production, following a proposed shut-in on August 1, 2003.

According to the proposed policy, after the shut-in has been implemented the AEUB intends to complete a detailed review of shut-in gas production to determine what, if any, gas should be allowed to re-commence production. GB 2003-16 also announces the immediate implementation of a reduced Wabiskaw and McMurray gas production application area. The effect of this change is that any outstanding gas production applications outside the amended application area will be closed and returned to the applicant. This allowed for the commencement of an additional four MMcf/d of production net to PET in the Ells and Legend East fields in June 2003. In addition, new applications for gas production will only be required within the new application area or where wells encounter Wabiskaw-McMurray gas pools which overlap the application area boundary.

At this time the ultimate policy resulting from GB 2003-16 is uncertain. We cannot at this time accurately estimate the amount of production which may be shut-in, if any, and for what duration. We also cannot ensure that PET will be able to negotiate adequate compensation for having to shut in any such production. This could have a material adverse effect on the amount of income available for distribution to our Unitholders however due to the uncertainty of possible outcomes no adjustments, including writedown of petroleum and natural gas assets, have been made to these consolidated financial statements.